Exhibit 99.3

Notice and Access Notice to Shareholders

Annual and Special Meeting of Shareholders to be held on April 30, 2015

You are receiving this notice as Goldcorp Inc. (the “Company”) is using notice and access to deliver meeting materials to its shareholders in respect of its annual and special meeting of shareholders to be held on April 30, 2015 (the “Meeting”). Instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2014 (the “Circular”), and, if requested, the financial statements and MD&A (collectively, the “Meeting Materials”), shareholders are receiving this notice. You will also receive a proxy or voting instruction form, as applicable, enabling you to vote at the Meeting.

Meeting Date and Location

When:	Thursday, April 30, 2015 3:00 p.m.(Eastern Time)	Where:	Sheraton Centre Toronto Hotel, Grand East Ballroom, 123 Queen Street West, Toronto, Ontario

Shareholders will be asked to consider and vote on the following matters:

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Financial Statements: To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2014 and the report of the auditors thereon. See the section entitled “Business of Meeting – Financial Statements” in the Circular.

—	Election of Directors: To elect directors of the Company for the ensuing year. See the section entitled “Business of Meeting – Election of Directors” in the Circular.

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Appointment of Auditors: To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Business of Meeting – Appointment of Auditors” in the Circular.

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Repeal of By-Law No.3 and By-Law No.4 to be Replaced With Amended By-Law No.4: To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving the repeal of By-Law No.3 and By-Law No.4 to be replaced in their entirety by Amended By-Law No.4, the full text of which is provided in Schedule “A” of the Circular. See the section entitled “Business of Meeting – Repeal of By-Law No.3 and By-Law No.4 to be Replaced in their Entirety by Amended By-Law No.4” in the Circular.

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Amendments to Restricted Share Unit Plan: To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving certain amendments to the restricted share unit plan of the Company, as more particularly described in the Circular. See the section entitled “Business of Meeting – Amendments to the Restricted Share Unit Plan” in the Circular.

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Say on Pay: To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation. See the section entitled “Business of Meeting – Advisory vote on executive compensation” in the Circular.

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—	Other Business: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “Business of Meeting – Other Business” in the Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

Websites Where Meeting Materials Are Posted

The applicable Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the Company’s website at www.goldcorp.com. The Interim Request Card is included in the proxy and voting instruction form. The E-delivery Encouragement Option is included in the proxy and voting instruction form.

How To Obtain Paper Copies of the Meeting Materials

Requests for paper copies must be received by April 21, 2015 in order to receive the applicable Meeting Materials in advance of the proxy deposit date and Meeting. Shareholders who wish to receive paper copies of the applicable Meeting Materials may request copies from Kingsdale Shareholder Services by calling toll free in North America at 1-800-775-4067, outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.

Those shareholders with existing instructions to receive a paper copy of the Meeting Materials will receive such paper copies with this notice. Shareholders may revoke their existing instructions by contacting the service provider who services their account. Shareholders may request paper copies of the applicable Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR by email at info@goldcorp.com or directors@goldcorp.com.

Voting

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	Go to www.cstvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy.

FACSIMILE:	Fax to CST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to CST Trust Company at: CST Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1

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Beneficial Holders are asked to return their voting instruction forms using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to www.proxyvote.com and follow the instructions.

TELEPHONE:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).

FACSIMILE:	Fax to 1-905-507-7793

MAIL:	Complete the voting instruction form, sign it and mail it to the following address: Data Processing Centre P.O. Box 2800, STN LCD Malton Mississauga, Ontario L5T 2T7

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-800-775-4067

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

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